UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

[ ]		Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q
[ ]		Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the period ended November 30, 2007
	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MAXIMUS EXPLORATION CORPORATION
Full Name of Registrant

000-52669	-
SEC FILE NUMBER	CUSIP NUMBER

3355 Morgan Creek Way
Suite 43
Surrey, British Columbia
Canada V6Z 2X4
Address of principal executive office, including zip.

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

        Auditors were unable to complete their review of the unaudited financial statements

PART IV - OTHER INFORMATION

1.     Name and telephone number of person to contact in regard to this notification.

        Randy Doherty (604) 535-7787

2.     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X]     No [   ]

3.     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [   ]     No [X]

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     MAXIMUS EXPLORATION CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of January, 2008.

MAXIMUS EXPLORATION CORPORATION

BY:  RANDY DOHERTY
        Randy Doherty
        President, Principal Executive Officer, Treasurer, Principal
        Financial Officer, and Principal Accounting Officer